

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

<u>Via Facsimile</u>
Hong Mei Ma, President
Vibe Ventures Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Vibe Ventures Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed on April 4, 2011**
> **File No. 333-164081**

Dear Mr. Ma:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard we note, among other material issues, that you have failed to include a consent report from your Independent Auditor as required by Regulation S-X.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

Please address questions regarding this letter to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, you may contact me, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal